April 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc.
Registration Statement on Form S-4
Filed on February 28, 2011
File No.: 333-172482

Dear Ms. Long:

This letter is being submitted by Beazer Homes USA, Inc. in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 25, 2011 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4. Beazer Homes USA, Inc. has also filed today, Pre-effective Amendment No. 1 to the Form S-4 (the “Amended S-4”) that reflects the responses provided below.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” “our” and the “Company” in the responses refer to Beazer Homes USA, Inc. and its consolidated subsidiaries.

Supplemental Submission Letter

1.	We have read your supplemental letter filed February 28, 2011. Please revise your letter to address each of the issues noted below and re-file the revised letter:

•	Have the company sign the supplemental letter, as the representations contained in the letter must come from the company and not counsel.

Securities and Exchange Commission

April 7, 2011

•

Represent that, with respect to any broker-dealer that participates in the exchange offer with respect to outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the exchange notes.

•

Confirm that you will make each person participating in the exchange offer aware that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of such exchange notes.

•	Confirm that you will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision:

If the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding notes pursuant to the exchange offer.

Response

In response to the Staff’s comment, we have revised the letter as requested and have supplementally provided it to the Commission in connection with today’s filing of the Amended S-4.

Prospectus Cover Page

2.	Please disclose the following on the prospectus cover page:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities.

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Securities and Exchange Commission

April 7, 2011

Response

We have revised the prospectus cover page in the Amended S-4 to reflect the additional disclosures requested above.

3.	We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response

The company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder.

4.	As currently represented, the offer could be open for less than 20 full business days due to the 11:59 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response

The Company confirms that the proposed exchange offer will remain open for at least 20 full business days as required by Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended. To clarify this point, we have revised the expiration time in the Amended S-4 to 12:01 a.m., New York City time, on the date immediately following the 20th business day.

Prospectus Summary, Page 1

5.	Please include the ratio of earnings to fixed charges in the summary section. Refer to Instruction 2(D) to paragraph 503(d) of Regulation S-K Item 503.

Response

In response to the Staff’s comment, we have moved the previously provided ratio of earnings to fixed charges in the Amended S-4 to the summary section of the prospectus under the heading “Summary Historical Consolidated Financial and Operating Data.”

Securities and Exchange Commission

April 7, 2011

Forward-Looking Statements, page 22

6.	We note your statement, “These forward-looking statements are subject to risks, uncertainties and other factors . . . including, among other things, the risks discussed in the section captioned ‘Risk Factors’ above and in the information included in our annual report . . . .” Please remove this limitation on the scope of your risk factors or revise the statement to clarify that you have discussed all known material risks.

Response

We have revised the statement included in the forward-looking statement disclosure to clarify that that the risk factors included in the Amended S-4 discuss all material risks known to the Company as of the date of the Amended S-4.

The Exchange Offer, page 24

Terms of the Exchange Offer, page 24

Expiration Date; Extensions; Amendment, page 26

7.	Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Response

The prospectus in the Amended S-4 has been revised to confirm that any notice of extension will disclose the number of securities tendered as of the date of the notice.

Capitalization, page 34

8.	Please revise the second sentence to clarify that the table should be read in conjunction with the historical financial statements and related notes in your Form 10-Q for the quarterly period ended December 31, 2010.

Response

In response to the Staff’s comment, we have made the requested revision in the Amended S-4.

The Subsidiary Guarantees, page 40

9.

In the second paragraph, you state, “The Indenture provides that each existing and future Restricted Subsidiary . . . be a Subsidiary Guarantor and, at the Company’s discretion, any Unrestricted Subsidiary may be a Subsidiary

Securities and Exchange Commission

April 7, 2011

Guarantor.” To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations, as those guarantors would be issuers of securities.

Response

The Company had no intention at the time the notes were originally issued, and presently has no intention, to add additional Guarantors. The Company acknowledges that, to the extent additional Guarantors are added, any such Guarantor would be an issuer of securities with respect to its guarantee of the notes. However, the issuance of such guarantee subsequent to both the closing of the initial private placement of the notes and the proposed exchange offer would be for no additional consideration and no investment decision with respect to the issuance of such guarantee would be required by holders of the notes. As a result, we respectfully submit that any such subsequent issuance of a guarantee would not involve a “sale” of such security and, therefore, does not require registration under the Securities Act.

Material United States Federal Income Tax Considerations, page 64

10.	In the first sentence, you state that “[t]he following is a general discussion of certain material United States federal income tax considerations . . . .” Please remove the word “certain” as all material tax considerations should be described.

Response

We have removed the word “certain” from the referenced sentence in the Amended S-4.

Legal Matters, page 69

11.	Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act. This comment also applies to your registration statement on Form S-3.

Response

Section 7 of the Securities Act requires that a registration statement contain the information set forth in Schedule A. However, neither Section 7 nor Schedule A specifies where such information must be provided, including, with respect to paragraph 23 of Schedule A, whether or not the address for each counsel rendering an opinion on the validity of the securities being registered be included under the section entitled “Legal Matters” of the prospectus forming part of the registration statement.

Securities and Exchange Commission

April 7, 2011

The form of opinions filed as Exhibits 5.1 through 5.7 to the Amended S-4 include the address of the counsel providing the opinion. Given the lack of specificity provided in paragraph 23 of Schedule A, the Company respectfully submits that inclusion of the address in the exhibits satisfies the requirements of Schedule A with respect to the Amended S-4. With respect to the Company’s Form S-3, we note that counsel’s address is included on the cover page of the registration statement, which the Company believes satisfies the requirements of Schedule A with respect to that registration statement.

Exhibit Index

12.	In your exhibit list, please revise your parenthetical cross-references in Exhibits 23.5, 23.6, 23.7, and 23.8 to refer to the correct exhibits.

Response

The exhibit list has been revised to correct the parenthetical cross references for the exhibits referenced in the Staff’s comment.

Exhibit 5.1

13.	We note that investors are entitled to rely on counsel’s opinion. Please tell us whether, in counsel’s view, the limitation in the first sentence in the penultimate paragraph limits the ability of investors to rely on counsel’s opinion. We may have additional comments based on counsel’s response.

Response

In giving its legal opinion, counsel is aware and acknowledges that investors are entitled to rely on its opinion. Given that the proposed exchange offer will be conducted pursuant to the registration statement referenced in the legal opinion, we do not believe the sentence referenced by the Staff limits an investor’s ability to rely on such opinion as such opinion expressly permits reliance in connection with the registration statement and, therefore, the exchange of the notes by holders pursuant thereto.

14.	We note, based on the statements in the third sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Securities and Exchange Commission

April 7, 2011

Response

It is generally accepted practice that legal opinions speak only as of the date provided and that, unless otherwise specifically agreed by the parties, the opinion giver has no obligation to advise the recipient of the opinion, or those entitled to rely on such opinion, of changes in law or fact that occur after the date of the opinion letter. See Section 9 of the Third-Party Legal Opinion Accord of the American Bar Association. In connection with opinions delivered pursuant to Item 601 of Regulation S-K, the Company respectfully submits that such opinions are only required to address the validity of the securities being registered as of the effective date of the applicable registration statement. Any duty to update a registration statement is solely that of the registrant. To the extent there are changes in laws, regulations or applicable facts and circumstances subsequent to the filing or effective date of the registration statement, it is the Company’s responsibility, as the registrant, to determine if such changes rise to the level that would require a supplement or amendment to the registration statement. In the event a supplement or amendment is required, the Company, with advice from counsel, will assess whether or not such changes effect the legal opinions previously provided and, as a result, whether updated legal opinions are required to address such changes.

Notwithstanding the foregoing, in response to the Staff’s comment, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

Exhibit 5.2

15.	We note that investors are entitled to rely on counsel’s opinion. Please tell us whether, in counsel’s view, the limitation in the second sentence in the penultimate paragraph limits the ability of investors to rely on counsel’s opinion. We may have additional comments based on counsel’s response.

Response

Please see the response to Comment 13 above.

16.	We note, based on the statements in the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Securities and Exchange Commission

April 7, 2011

Response

Please see the response to Comment 14 above. As noted therein, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

Exhibit 5.3

17.	We note that investors are entitled to rely on counsel’s opinion. Please tell us whether, in counsel’s view, the limitation in the third sentence in the penultimate paragraph limits the ability of investors to rely on counsel’s opinion. We may have additional comments based on counsel’s response.

Response

Please see the response to Comment 13 above.

18.	We note, based on the statements in the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Response

Please see the response to Comment 14 above. As noted therein, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

Exhibit 5.4

19.	As it is inappropriate for counsel to assume that laws of the state governing the legality of the notes and the guarantees would be identical to the law of counsel’s home jurisdiction, please have counsel revise its opinion to remove paragraph D on page 3 of the opinion.

Response

In response to the Staff’s comment, paragraph D of the opinion included as Exhibit 5.4 has been deleted.

Securities and Exchange Commission

April 7, 2011

20.	Please have counsel consent to the filing of its opinion as an exhibit to the registration statement as well as to being named in the registration statement. In this regard, we note counsel consents to the filing of its opinion as an exhibit to a Form 8-K.

Response

The requested consent language has been added to the opinion included as Exhibit 5.4 to the Amended S-4.

21.	We note that investors are entitled to rely on counsel’s opinion. Please tell us whether, in counsel’s view, the limitation in the second sentence in the penultimate paragraph limits the ability of investors to rely on counsel’s opinion. We may have additional comments based on counsel’s response.

Response

Please see the response to Comment 13 above.

22.	We note, based on the statements in the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Response

Please see the response to Comment 14 above. As noted therein, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

Exhibit 5.5

23.	In the second paragraph on page 3 of the opinion, it appears counsel intends to reference Section 7 of the Securities Act of 1933 rather than Section 11. Please have counsel revise the opinion as appropriate.

Response

The opinion filed as Exhibit 5.5 to the Amended S-4 has been revised to delete the reference to Section 11 previously included therein.

Securities and Exchange Commission

April 7, 2011

24.	We note, based on the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Response

Please see the response to Comment 14 above. As noted therein, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

Exhibit 5.6

25.	Please tell us the purpose of the last two sentences in the fourth to last paragraph of counsel’s opinion. We may have additional comments based on counsel’s response.

Response

The purpose of the language is to specify that while counsel is opining on the enforceability of the guarantee by the New Jersey subsidiary, the indenture and guarantee issued by the subsidiary are governed by New York law. As a result, such counsel is not opining on the enforceability of the choice of law provision of the indenture and the guarantee.

26.	We note, based on the last sentence of the penultimate paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Response

Please see the response to Comment 14 above. As noted therein, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

Securities and Exchange Commission

April 7, 2011

27.	Please have counsel consent to the filing of its opinion as an exhibit to the registration statement as well as to being named in the registration statement.

Response

In response to the Staff’s comment, the opinion included as Exhibit 5.6 has been revised in the Amended S-4 to include the requested consent language.

Exhibit 5.7

28.	We note that investors are entitled to rely on counsel’s opinion. Please tell us whether, in counsel’s view, the limitation in the second sentence in the last paragraph limits the ability of investors to rely on counsel’s opinion. We may have additional comments based on counsel’s response.

Response

Please see the response to Comment 13 above.

29.	We note, based on the fourth sentence of the last paragraph, that counsel appears to assume no obligation to update its opinion. Please provide us with counsel’s basis for this assertion, including an analysis as to why counsel appears to believe that there are no circumstances under the federal securities laws under which a duty to update may exist and require the filing of an updated opinion.

Response

Please see the response to Comment 14 above. As noted therein, we have revised the exhibit list and the included opinions to reflect that they are “form” legal opinions and we undertake to file final legal opinions dated as of the effective date of the registration statement.

*        *        *        *        *

In preparing our response to the Staff’s comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

Securities and Exchange Commission

April 7, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-4 to me at (770) 829-3728.

Sincerely,

BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary

cc:	Jessica L. Dickerson, Securities and Exchange Commission, Staff Attorney